EXHIBIT 99.3
Telkom SA Limited
Incorporated in the Republic of South Africa
(Registration Number 1991/005476/06)
ISIN ZAE000044897
JSE and NYSE Share Code TKG
(“Telkom” or “the Company”)
Telkom SA Limited (TKG) announcement regarding book build process for Vodacom shares pursuant to Regulation S under the US Securities Act of 1933
Telkom shareholders are referred to the Circular to Shareholders, dated 2 March 2009, and the revised Salient Dates and Times Announcement, dated 17 April 2009, regarding the transaction involving Telkom’s stake in Vodacom Group (Proprietary) Limited (“Vodacom”).
Telkom has undertaken to sell the Vodacom shares on behalf of ineligible Telkom investors in the Vodacom unbundling via a book build process. Ineligible shareholders are those shareholders that have a registered address in the US. The book build process is expected to be executed approximately two weeks following the listing of Vodacom’s ordinary shares on the JSE. An international bank has been appointed to execute the book build. The book build process will be executed outside the United States pursuant to Regulation S under the US Securities Act of 1933. Pricing and allocation will take place as soon as the book has been filled and this is likely to take at least two days. The closing of the book build process will be subject to the normal T+5 settlement process. This means the ineligible Telkom shareholders will not receive their money in respect of the Vodacom shares until at least the following week.
THIS ANNOUNCEMENT IS NOT AN OFFER OF SECURITIES FOR SALE IN THE UNITED STATES AND SECURITIES MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN EXEMPTION FROM REGISTRATION. THERE WILL BE NO PUBLIC OFFERING OF VODACOM SECURITIES IN THE UNITED STATES THAT WOULD REQUIRE REGISTRATION.